
April 25, 2012

Via E-mail
John K. Schmidt
Executive Vice President, CFO and Director
Heartland Financial USA, Inc.
1398 Central Avenue
Dubuque, Iowa 52001

     Re: Heartland Financial USA, Inc.
            Form 10-K for the Year Ended December 31, 2011
            Filed March 15, 2012
            File No. 001-15393

Dear Mr. Schmidt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have asked for revisions or changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Annual Report on Form 10-K

General

1. We note that you are listing an incorrect file number on the cover page of your filings. Please correct this in future filings.

Item 1. Business

A. General Description

Acquisition and Expansion Strategy

2. We note your disclosure that Galena State Bank & Trust Co. acquired the deposits of The Elizabeth State Bank in a loss sharing transaction facilitated by the FDIC. In future filings, please add a section in risk factors that discloses the risks associated with this investment, such as the obligations that are imposed upon you as a result of your participation, the potential delays that could result and the specific rights that could be disallowed. Finally, please expand your disclosure to discuss any losses that are currently projected to occur during the loss share term and the percentage of those losses that management anticipates will and will not be covered by the FDIC.

F. Supervision and Regulation

Treasury Regulation – the Emergency Economic Stabilization Act of 2008…

3. We note that you received $81.7 million under the SLBF and issued 81,698 shares of Series C Preferred Stock to Treasury. In future filings, please elaborate on your plans to increase small business lending and how you have allocated these funds among your subsidiaries. In addition, please consider adding a discussion in risk factors that addresses the restrictions and obligations that you are subject to as a recipient of SLBF funds.

Item 11. Executive Compensation

4. We note that you have not incorporated by reference the information required by Item 407(e)(4) of Regulation S-K from your definitive proxy statement on Schedule 14A. Please confirm that you will incorporate this information by reference in future filings.

Transactions with Management, Definitive Proxy Statement on Schedule 14A

5. Please confirm that by "other persons" in the representations included in this section, you mean persons not related to you. Please refer to Instruction 4(c)(ii) to Item 404(a) of Regulation S-K. Confirm that you will provide the correct representation in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney